Apis Cor Inc.



ANNUAL REPORT

3060 Venture Lane #101

Melbourne, FL 32934

(347) 404-1481

http://apis-cor.com

This Annual Report is dated May 1, 2025.

BUSINESS

Apis Cor Inc. ("Apis Cor" or the "Company") is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full scale concrete single-family style houses (collectively, the "Technology" or "Structural 3D Printing Technology").

Additive manufacturing, or 3D printing, is a process whereby a material is deposited one layer at a time to create a three dimensional structure. Over the past 20 years, 3D printing has revolutionized the manufacturing world, providing a cheaper and more efficient way to create prototypes and test designs. Apis Car is bringing 3D printing to building structures.

Structural 3D printing allows developers to build faster, cheaper, and more consistently.

The intention of the Company is to provide advanced Structural 3D Printing Robotics and durable 3D Print Materials to developers and homebuilders to reduce the costs of building. Structural 3D printing will enable construction companies to decrease labor costs, increase productivity, and enhance the quality of the building itself through consistency between structures.

History of the Business

Apis Cor Inc. is a Delaware Corporation incorporated on December 19, 2019. The Company used to operate under a prior entity, Apis Cor Engineering LLC, a Maryland limited liability company formed on September 29, 2016.

Since its inception, Apis Cor has focused on R&D, product improvement activities regarding Technology as well as delivering commercial projects for a limited number of selected customers and has now entered the commercialization phase. In 2022, the Company formed a 100% subsidiary entity, Apis Cor Construction LLC formed in the State of Florida. The purpose of the business of Apis Cor Construction LLC is to provide services of 3D printing wall structures in the USA using the Technology as a part of the Company's market penetration strategy. In 2023, the Company began commercializing by initiating its first sales of 3D printers and, accepting $3,000 reservations for Construction 3D printers. In cooperation with a local General Contractor, Apis Cor started construction of their model house, a fully permitted residential house. In 2023, the Company expanded its manufacturing space in Melbourne, FL, by renting additional space and purchasing CNC machinery and tools. Additionally, the Company constructed and began operating a prototype of their batch plant to produce 3D printing materials. Throughout 2024, the Company focused on advancing its manufacturing procedures and transitioning into production. The 3D Print Material is now manufactured in-house. The Company has also assembled a network of subcontractor partners. Depending on the component, parts for the printers are either manufactured by Apis Cor or by subcontractors, with final assembly performed in-house. This hybrid approach gives the Company flexibility as design evolves and ensures quality control over core components.

The Company's Products and Services

Apis Cor Inc. is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses and other structures.

The Company's products and services derive directly from the 3D printing process, which enables real estate developers and the construction industry, just like others in the manufacturing sector the following benefits:

(1) Increased productivity and fast construction process;

(2) Better and constant quality including a drastic reduction of human error which cuts off the cost for fixing the errors and post-finishing works;

(3) Significant reduction of reliance on human labor on job sites causing an unprecedented ability to scale the development process;

(4) Marked increase in freedom in design for any structure. Less limitation on prefabricated materials such as cinderblocks;

(5) Marked reduction in the cost of construction through cutting the need for human labor costs.

Modern construction cannot keep up with the growing demand because construction mainly relies on manual labor which:

The US Census Bureau's 2018 Survey of Construction found the average stick-built house takes 7.7 months to construct. This includes about one month for building authorization and permits, followed by 6.7 months of actual construction. Note that this timeline refers to houses built for sale, such as custom homes in a new housing development. Homes built by the homeowners themselves took considerably longer, at 12.5 months, likely due to less experience and smaller crews.

In contrast, the Company's Structural 3D Robotic Printers do not require a large crew to operate, and are capable of building the walls of a 2,300 SF house in about 40 hours which may drastically reduce the overall construction to 2-3 months (the remaining parts like roofing, windows and finishing are still done traditionally).

Nationally, the United States is facing a shortage of more than 7.2 million affordable homes, with over 500,000 people experiencing homelessness on any given night. Due to a lack of skilled labor, the construction industry simply cannot keep up with the growing demand. The Company's Structural 3D Printing Technology provides an optimal solution to fill the national shortage gap by delivering more houses without filling a human's role.

Sources:

https://nlihc.org/news/us-has-national-shortage-more-72-million-affordable-available-rental-homes-families-most-need

https://www.forbes.com/sites/niallmccarthy/2016/11/25/the-u-s-cities-where- the-largest-homeless- pop-infogra phic/?sh=25ee9caa4dde

Previous Offerings

* Name: 2022 Reg A+ Common Stock Offering
Type of security sold: Equity
Final amount sold: $1,144,127.00
Number of Securities Sold: 1,171,827
Use of proceeds: R&D
Date: December 21, 2022Offering exemption relied upon: Regulation A+

* Type of security sold: SAFE
Final amount sold: $2,930,000.00
Use of proceeds: seed investments
Date: August 26, 2022
Offering exemption relied upon: 506(b)

* Type of security sold: 2022 Convertible Promissory Note Conversion
Final amount sold: $0.00
Use of proceeds: Type of security issued: Series A Preferred Stock and Common Stock Number of Series A Preferred
Stock issued: 2,762,172 Number of Common Stock issued: 1,112,062
Date: September 01, 2022
Offering exemption relied upon: Convertible Promissory Note Conversion

* Type of security sold: 2022 SAFE Conversion
Final amount sold: $0.00
Use of proceeds: Type of security issued: Series A Preferred Stock Number of Series A Preferred
Stock issued: 30,585,060
Date: September 01, 2022
Offering exemption relied upon: SAFE Conversion

* Name: 2022 Reg CF Common Stock Offering
Type of security sold: Equity
Final amount sold: $2,250,703.37Number of Securities Sold: 2,367,017
Use of proceeds: R&DDate: September 28, 2022
Offering exemption relied upon: Regulation CF

* Type of security sold: Convertible Note
Final amount sold: $169,800.00
Use of proceeds: seed investment
Date: December 20, 2022Offering exemption relied upon: 506(b)

* Type of security sold: SAFE
Final amount sold: $230,000.00
Use of proceeds: seed investments
Date: December 15, 2023
Offering exemption relied upon: 506(b)

* Type of security sold: SAFE
Final amount sold: $150,000.00
Use of proceeds: seed investments
Date: February 14, 2024
Offering exemption relied upon: 506(b)

* Type of security sold: SAFE
Final amount sold: $1,075,000
Use of proceeds: seed investments
Date: February 14, 2024through December 16, 2024
Offering exemption relied upon: 506(b)

* Type of security sold: Converatble Promissory Note
Final amount sold: $200,000
Use of proceeds: seed investments
Date: October 30, 2024
Offering exemption relied upon: 506(b)

* Name: 2024 Reg CF Common Stock
OfferingType of security sold: Equity
Final amount sold: $619,324
Number of Securities Sold: 562,041
Use of proceeds: (R&D), manufacturing infrastructure, and early commercialization efforts.

Date: from February 2024 through December 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results.
The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. The Company's actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Revenue
Total revenue for the fiscal years ended December 31, 2024 and 2023, respectively, was $23,549 and $17,063. Customer deposits for future sales as of December 31, 2024 and 2023 were approximately $1,120,000 and $982,000, respectively.
3D Printing Equipment
Customer deposits for future reservations and 3D printing equipment sales were approximately $25,000 and $932,000 at December 31, 2024 and 2023, respectively. No equipment deliveries occurred in either year
3D Printed Structures
There were no structures printed in 2024 or 2023. Customer deposits for future 3D printed structures were approximately $129,157 and $29,000, respectively.
Training Programs
Revenue from training programs was $23,549 (2024) and $17,063 (2023). Customer deposits were approximately $18,000 (2024) and $19,000 (2023)

Operating Expenses
Total operating expenses for the years ended December 31, 2024 and 2023 were $2,544,760 and $2,538,059, respectively These included:
* Payroll and Related Expenses: $811,582 (2024) vs. $1,058,975 (2023) – decrease primarily due to reduced headcount.
* Research and Development: $257,408 (2024) vs. $422,828 (2023) – lower due to focus on capital raising
* Advertising and Marketing: $228,622 (2024) vs. $258,389 (2023) – decrease aligned with lower outbound efforts
* Professional Fees: $482,608 (2024) vs. $197,611 (2023) – increase primarily due to stock-based compensation for advisory roles.
* Facility and Maintenance: $333,719 (2024) vs. $219,421 (2023) – increase due to expansion in leased manufacturing space.
* General & Administrative (including travel, supplies, depreciation): Flat overall, with depreciation increasing from $106,208 to $161,076; G&A decreased from $202,093 to $136,604; travel rose from $50,091 to $124,482

Net Loss from Operating Activities
Net loss from operations for the years ended December 31, 2024 and 2023 was $2,521,211 and $2,520,996, respectively. Total net loss, including other income/expenses, was $2,602,989 and $2,547,576, respectively. The increase was due to higher interest expense and a loss on disposal of assets

Historical results and cash flows:
During the fiscal year ended December 31, 2024, the Company's operating activities were primarily focused on raising capital, expanding the executive team, and continuing to develop and implement manufacturing processes (including establishing a list of subcontractors). During the fiscal year ended December 31, 2023, operating activities were concentrated on the Company's completion of the initial commercial version of the Structural 3D Printers and Mixers and implementation of its manufacturing infrastructure. The Company began offering its equipment for sale and received customer deposits for future sales.

During the fiscal year ended December 31, 2024, the Company was primarily funded through proceeds of its Regulation CF Offerings launched in 2024, additional SAFE agreements and convertible note, and customer deposits for 3D printing equipment and future reservations.
A major expense of the Company during this stage was research and development expenses, payroll necessary and professional fees for the Company's Technologies and product development, production preparation and operations.

These costs are not recurrent unless new products are developed in the future and final manufacturing process for mass production is implemented. However, certain research and development costs will be recurrent for improvements on the company's current Technologies and product enhancements. The Company's costs during initial sales and small batch production might be higher than that of the increased production phase due to economy of scale. Unit economics of the Company's product should significantly improve going into increased production. The historical financial result is thus not representative of future earnings and cash flow. The Company was also focused on building relationships with D.R.Horton largest national homebuilder by volume in the USA, who eventually placed strategic investment in the Company in 2024. D.R.Horton also designates an individual for a non-voting advisory role for the Company and the two companies plan to work together on a multi-unit construction project in South Florida after the finalization of the new 3D-printed wall system, which Apis Cor estimates will result in a significant increase in productivity. The Company is focused on keeping building relationships with the national homebuilder and the successful launch of its first construction projects which the Company estimates will significantly help with technology adoption across the country for all homebuilders across the country.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $103,853.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Equipment Loans Payable
Amount Owed: $1,574.00
Interest Rate: 10.49%
Maturity Date: November 07, 2025
Amount owed is current as of 12/31/2024. This loan has a 60-month term with a monthly payment of $155. Interest expense paid during the years ended December 31, 2024 and 2023 totaled $255 and $412, respectively. As of December 31, 2024 and 2023, the outstanding principal balance was $1,574 and $3,185, with the full amount recorded as a current liability

Creditor: Equipment Loans Payable
Amount Owed: $0.00
Interest Rate: 6.06%
Maturity Date: August 15, 2027
This loan was satisfied in 2024 after the associated equipment was sold. Interest expense paid during 2024 and 2023 totaled $2,186 and $4,509, respectively. As of December 31, 2023, the principal balance was $65,894

Creditor: Equipment Loans Payable
Amount Owed: $34,919.00
Interest Rate: 10.49%
Maturity Date: May 17, 2028
Amount owed is current as of 12/31/2024. This 75-month loan has a monthly payment of $1,016. Interest expense during 2024 and 2023 was $4,140 and $2,552, respectively. Principal balance as of 12/31/2024 and 2023 was $34,919 and $42,975, with $8,956 and $8,055 classified as current liabilities.

Creditor: Equipment Loans Payable
Amount Owed: $20,616.00
Interest Rate: 7.94%
Maturity Date: December 12, 2028
This loan has a 75-month term and $503 monthly payments. Interest expense for 2024 and 2023 totaled $1,825 and $4,515, respectively. The principal balance at year-end 2024 and 2023 was $20,616 and $24,823, with $4,559 and $4,207 of that listed as current liability

Creditor: Equipment Loans Payable
Amount Owed: $20,147.00
Interest Rate: 7.03%
Maturity Date: March 19, 2027
This 54-month loan has graduated monthly payments starting with $99, increasing to $809. Interest expense was $1,727 in 2024 and $1,359 in 2023. Outstanding balance at 12/31/2024 and 2023 was $20,147 and $28,127, with $8,564 and $7,980 listed as current liability

Creditor: Equipment Loans Payable
Amount Owed: $17,602.00
Interest Rate: 8.48%
Maturity Date: September 15, 2027
Monthly payment is $600. Interest expense was $1,751 (2024) and $2,187 (2023). Outstanding balance was $17,602 and $23,049, with $5,934 and $5,448 of the balance considered current as of year-end 2024 and 2023, respectively

Creditor: Equipment Loans Payable
Amount Owed: $208,663.00
Interest Rate: 10.10%
Maturity Date: June 10, 2029

This 72-month loan includes $4,747 monthly payments. Interest expense for 2024 and 2023 was $22,113 and $11,519. Outstanding balance as of 12/31/2024 and 2023 was $208,663 and $243,922, with $38,891 and $35,258 recorded as current liability

Creditor: Equipment Loans Payable
Amount Owed: $127,509.00
Interest Rate: 9.42%

Maturity Date: November 30, 2029
This loan began in November 2023 with a 72-month term and $2,708 monthly payments. Interest expense in 2024 and 2023 was $13,050 and $1,529. Principal balance at year-end 2024 and 2023 was $127,509 and $148,130, with $21,396 and $20,622 as current liability

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Anna Cheniuntai
Anna Cheniuntai's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
* Position: CEO, Co-Founder and DirectorDates of Service: March 2025 - Present
Responsibilities: (1) Directing the Operations of the Company; (2) Directing day-to-day affairs of the Company; (3) Implementing business and sales strategies; (4) Finding, recruiting, vetting key employees including new Executive Officers and Significant Employees. The annual salary is 162,000. No additional equity compensation.
*
Other business experience in the past three years:
* Employer: Apis Cor Inc.
Position: COO, Co-Founder and DirectorDates of Service: October 2024 - March 2025
Responsibilities: (1) Directing the Operations of the Company; Annual salary is 162,000. No additional equity compensation.

* * Employer: Apis Cor Inc.
Position: CEO, Co-Founder and DirectorDates of Service: March 2020 - October 2024
Responsibilities: (1) Directing the Operations of the Company; (2) Directing day-to-day affairs of the Company; (3) Implementing business and sales strategies; (4) Finding, recruiting, vetting key employees including new Executive Officers and Significant Employees. The annual salary is 162,000. No additional equity compensation.

* Employer: Apis Cor Engineering LLCTitle: Co-founderDates of Service: March, 2016 - March, 2020
Responsibilities: Co-founder
*
Name: Nikita Cheniuntai
Nikita Cheniuntai's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
* Position: Founder, CTO and DirectorDates of Service: December, 2019 - PresentResponsibilities: (1) Product Development and Design (including software and hardware); (2) Design and direction of the Technology; (3) Building technical team; selecting the key employees and C-Suite officers related to technology side of the business; (4) Setup manufacturing processes; determining fabrication and manufacturing processes, approaches and technologies; (5) Determining key vendors and suppliers; (6) Driving Technology and product development strategy. The annual salary is $70,293.60. No additional equity compensation.
*
Other business experience in the past three years:
* Employer: Apis Cor Engineering LLCTitle: CEO and FounderDates of Service: September, 2016 - March, 2020
Responsibilities: Running day-to-day operations, technology development, business development, and engineering.
*
Name: Trevor Ragno
Trevor Ragno's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
* Position: Director of Construction TechnologiesDates of Service: September, 2021 - PresentResponsibilities: Research, develop, and implement emerging and current applied construction technologies for construction 3D printing processes; Development of educational content and information needed to demonstrate the integration of 3D printing with conventional construction technologies; salary is $54,000 gross annually. Equity compensation is 1,511,244 restricted common shares vested by 10/01/2025 and 1,322,337 estricted common shares vested by 1/24/2025.
*
Other business experience in the past three years:
* Employer: Apis Cor IncTitle: Chief Revenue OfficerDates of Service: April, 2021 - September, 2021
Responsibilities: Increase company revenue through all available and potential channels; developing the strategies, procedures and business processes to execute such revenue channels.
*
Other business experience in the past three years:
* Employer: Aeronyde CorporationTitle: Chief Real Estate Officer, PartnerDates of Service: April, 2016 - Present
Responsibilities: Develop a global network of UAV nesting systems to autonomously charge, dispatch and service large fleets ofUAV (drones) at the edge.
*
Name: Lawrence Wojcik
Lawrence Wojcik's current primary role is with Self Employed. Lawrence Wojcik currently services 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
* Position: Fractional CFODates of Service: May, 2024 - PresentResponsibilities: Primary responsibility for the planning, implementation, and management of financial activities and controls to advance and support rapid growth initiatives, under the supervision and guidance of the CEO. Development of processes for financial forecasting and budgets, and overseeing the preparation of financial reporting.
*

Other business experience in the past three years:
* Employer: Self EmployedTitle: Consulting CFODates of Service: April, 2024 - PresentResponsibilities: Providing in-depth financial planning and analysis in support of informed financial and operational decision-making. Assisting a company with due diligence activities, if needed.
*
Other business experience in the past three years:
* Employer: Joseph P. Addabbo Family Health CenterTitle: Chief Financial OfficerDates of Service: June, 2021 - March, 2024Responsibilities: Kept and maintained records of accounts of the properties and business transactions of the company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares.
*
Other business experience in the past three years:
* Employer: Independent CFO ConsultantTitle: ConsultantDates of Service: October, 2017 - March, 2022
Responsibilities: Provided accounting, financial, bookkeping, and filing advice

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Nikita Cheniuntai
Amount and nature of Beneficial ownership: 62,766,954
Percent of class: 61.2

Title of class: Common Stock
Stockholder Name: Anna Cheniuntai
Amount and nature of Beneficial ownership: 26,900,123
Percent of class: 26.2

RELATED PARTY TRANSACTIONS

* Name of Entity: Nikita Cheniuntai
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loan receivable from stockholder for $43,000
Material Terms: On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note originally matured on January 3, 2023, but was amended on May 7, 2023, to extend the maturity and establish monthly installments through April 15, 2025. As of December 31, 2024, the outstanding balance remained at $43,000. Accrued interest of $581 was paid by the shareholder during 2024 and is recorded as interest income.

* Name of Entity: Nikita Cheniuntai
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loan receivable from stockholder $47,000
Material Terms: On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The maturity date was extended in May 2023, and monthly installment payments were established through December 15, 2025. As of December 31, 2024, the amount owed remained $47,000. Accrued interest of $940 was paid during 2024 and is recorded in interest income.

* Name of Entity: Anna CheniuntaiRelationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loan receivable from stockholder $30,000.
Material Terms: On December 30, 2022, the Company entered into an unsecured promissory note with a stockholder for $30,000, bearing interest at 2% per annum. The note matures on the third anniversary of the effective date. As of December 31, 2024, the outstanding balance remained $30,000. Accrued interest of $600 was paid during 2024 and recorded as interest income.

OUR SECURITIES

* Common Stock
* The amount of security authorized is 400,000,000 with a total of 103,082,892 outstanding.Voting Rights1 vote per share - The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized Shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware.Material RightsThe total amount outstanding includes 110,000 shares to be

issued pursuant to stock options issued.DividendsThe Corporation will not declare, pay or set aside any dividends, including any cash distributions, on Shares of any other class or series of capital stock of the Corporation (other than dividends on Shares of Common Stock payable in Shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, an equivalent or greater dividend on each outstanding share of Series A Preferred Stock.Distributions and LiquidationIn the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (but not including a Deemed Liquidation Event), after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Shares of Common Stock, pro rata based on the number of Shares held by each such holder."Deemed Liquidation Events" "Deemed Liquidation Events" include:(1) a merger or consolidation in which (i) the Corporation is a constituent party; or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, (2) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole.Distributions in forms other than CashIf the amount deemed paid or distributed pursuant to a Deemed Liquidation Event is made in property other than in cash, the value of such distribution shall be the fair market value of such property, as determined pursuant to Section 2.3.3 of the Amended And Restated Certificate of Incorporation (see Exhibit F to this Offering Memorandum): Redemption ProvisionsCommon Stock does not have any redemption rights. Sinking Fund ProvisionsThe Amended And Restated Certificate of Incorporation does not contain any Sinking Fund Provisions. Liability to Further CallsThe Amended And Restated Certificate of Incorporation does not contain any provisions regarding liability to further calls. Restrictions on AlienabilityThe Shares have no restrictions on alienability for Shares of Common Stock.* Please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

* Series A Preferred Stock
* The amount of security authorized is 50,000,000 with a total of 33,621,149 outstanding.Voting RightsThere are no voting rights associated with Series A Preferred Stock.Material RightsDividends. The Corporation shall not declare, pay or set aside any dividends (for the sake of clarity including any cash distributions) on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, an equivalent or greater dividend on each outstanding share of Series A Preferred Stock.Deemed Liquidation Events: Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock (the "Requisite Holders") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event: (a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 3.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.The total amount outstanding DOES NOT include approximately 272,265 shares of Series A Preferred Stock that have been issued subsequent to the offering's opening.* Please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

* Series X Preferred Stock
* The amount of security authorized is 400,000 with a total of 302,154 outstanding.Voting RightsThere are no voting rights associated with Series X Preferred Stock.Material RightsDividendsSeries X Preferred Stock shall not entitle the holder thereof to be paid any dividend, distribution, or other amount by the Corporation, except in the case of liquidation, dissolution, or winding up of the Corporation. Non-VotingNotwithstanding anything to the contrary in this Certificate of Incorporation, the holders of Series X Preferred Stock shall have no voting, approval, or consent rights. ConversionWith respect to each share of Series X Preferred Stock issued by the Corporation, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Corporation consummates a Qualified Financing, such share shall automatically convert into one share of Common Stock of the Corporation, effective immediately prior to the effective closing of such Qualified Financing.With respect to each share of Series X Preferred Stock issued by the Corporation, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Corporation consummates a Change of Control, such share shall automatically convert into one share of Common Stock of the Corporation, effective immediately prior to the effective date of such Change of Control.Liquidation, Dissolution or Winding Up.In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series X Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount equal to One Cent ($0.01).*Please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

* SAFE
* The security will convert into Preferred stock and the terms of the SAFE are outlined below:Amount outstanding: $200,000.00Interest Rate: %Discount Rate: 80.0%Valuation Cap: $16,000,000.00Conversion Trigger: Equity Financing, Liquidity Event, or Dissolution EventMaterial RightsConvertible InstrumentsAs of February 15, 2024, the Company has three SAFE Agreements outstanding. The Company has the obligation to issue Preferred Stock with respect to each SAFE Agreement upon the closing of the sale of Preferred Stock at a fixed valuation. The number of shares of Preferred Stock to be issued upon conversion of the SAFE Agreements depends on the purchase amount and post-money valuation cap for each SAFE Agreement and the outstanding stock of the Company at the time of conversion.Holders of the three outstanding SAFE Agreements are among the Company's earliest investors. In recognition of the holders' early and long-standing support of the Company, the outstanding SAFE Agreements reflect terms that are consistent with the holder's early investments. Accordingly, the terms of the outstanding SAFE Agreements do not reflect investment terms that are generally available to current or future investors. Liquidation & Dissolution Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock, which is on par with other SAFEs and Preferred Stock, and senior to Common Stock.

* SAFE
* The security will convert into Preferred stock and the terms of the SAFE are outlined below:Amount outstanding: $30,000.00Interest Rate: %Discount Rate: 0.0%Valuation Cap: $25,000,000.00Conversion Trigger: Equity Financing, Liquidity Event, or Dissolution EventMaterial Rights
Convertible InstrumentsAs of January 15, 2024, the company has two SAFE Agreements outstanding. The company has the obligation to issue Preferred Stock with respect to each SAFE Agreement upon the closing of the sale of Preferred Stock at a fixed valuation. The number of shares of Preferred Stock to be issued upon conversion of the SAFE Agreements depends on the purchase amount and post-money valuation cap for each SAFE Agreement and the outstanding stock of the company at the time of conversion.Holders of the two outstanding SAFE Agreements are among the company's earliest investors. In recognition of the holders' early and long-standing support of the company, the outstanding SAFE Agreements reflect terms that are consistent with the holder's early investments. Accordingly, the terms of the outstanding SAFE Agreements do not reflect investment terms that are generally available to current or future investors. Liquidation & Dissolution Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock, which is on par with other SAFEs and Preferred Stock, and senior to Common Stock.

* SAFE
* The security will convert into Preferred stock and the terms of the SAFE are outlined below:Amount outstanding: $150,000.00Interest Rate: %Discount Rate: 80.0%Valuation Cap: $16,000,000.00Conversion Trigger: Equity Financing, Liquidity Event, or Dissolution EventMaterial RightsConvertible InstrumentsAs of February 15, 2024, the Company has three SAFE Agreements outstanding. The Company has the obligation to issue Preferred Stock with respect to each SAFE Agreement upon the closing of the sale of Preferred Stock at a fixed valuation. The number of shares of Preferred Stock to be issued upon conversion of the SAFE Agreements depends on the purchase amount and post-money valuation cap for each SAFE Agreement and the outstanding stock of the Company at the time of conversion.Holders of the three outstanding SAFE Agreements are among the Company's earliest investors. In recognition of the holders' early and long-standing support of the Company, the outstanding SAFE Agreements reflect terms that are consistent with the holder's early investments. Accordingly, the terms of the outstanding SAFE Agreements do not reflect investment terms that are generally available to current or future investors. Liquidation & Dissolution Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock, which is on par with other SAFEs and Preferred Stock, and senior to Common Stock.

* SAFE
* The security will convert into Preferred stock and the terms of the SAFE are outlined below:Amount outstanding: $100,000.00Interest Rate: %Discount Rate: 80.0%Valuation Cap: $50,000,000.00Conversion Trigger: Equity Financing, Liquidity Event, or Dissolution EventMaterial RightsConvertible InstrumentsAs of March 4, 2024, the Company has four SAFE Agreements outstanding. The Company has the obligation to issue Preferred Stock with respect to each SAFE Agreement upon the closing of the sale of Preferred Stock at a fixed valuation. The number of shares of Preferred Stock to be issued upon conversion of the SAFE Agreements depends on the purchase amount and post-money valuation cap for each SAFE Agreement and the outstanding stock of the Company at the time of conversion.Holders of the three outstanding SAFE Agreements are among the Company's earliest investors. In recognition of the holders' early and long-standing support of the Company, the outstanding SAFE Agreements reflect terms that are consistent with the holder's early investments. Accordingly, the terms of the outstanding SAFE Agreements do not reflect investment terms that are generally available to current or future investors. Liquidation & Dissolution Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock, which is on par with other SAFEs and Preferred Stock, and senior to Common Stock.

* SAFE
* The security will convert into Preferred stock and the terms of the SAFE are outlined below:Amount outstanding: $675,000.00Interest Rate: %Discount Rate: 80.0%Valuation Cap: $35,000,000.00Conversion Trigger: Equity Financing, Liquidity Event, or Dissolution EventMaterial RightsConvertible InstrumentsAs of October 30,2024 the Company has nine SAFE Agreements outstanding. The Company has the obligation to issue Preferred Stock with respect to each SAFE Agreement upon the closing of the sale of Preferred Stock at a fixed valuation. The number of shares of Preferred Stock to be issued upon conversion of the SAFE Agreements depends on the purchase amount and post-money valuation cap for each SAFE Agreement and the outstanding stock of the Company at the time of conversion.Holders of the three outstanding SAFE Agreements are among the Company's earliest investors. In recognition of the holders' early and long-standing support of the Company, the outstanding SAFE Agreements reflect terms that are consistent with the holder's early investments. Accordingly, the terms of the outstanding SAFE Agreements do not reflect investment terms that are generally available to current or future investors. Liquidation & Dissolution Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock, which is on par with other SAFEs and Preferred Stock, and senior to Common Stock.

* Convertible NoteType: Convertible Promissory Note
Amount Outstanding: $200,000.00
Interest Rate: 10% per annum (simple interest)
Term: 12 months
Valuation Cap: $35,000,000.00
Conversion Trigger: At Lender's sole discretion at the expiration of the 12-month term
Conversion Mechanics:
* Lender must notify Borrower within 15 days of note maturity to exercise the conversion option
* Upon conversion, the principal ($200,000) plus accrued interest ($20,000) will convert into equity based on the $35M valuation cap
Prepayment Rights: Permitted at any time; Borrower must repay full principal plus accrued interest
Governance Rights:
* Apis Cor agrees to appoint the Lender to its Advisory Board
Transferability: Non-transferable during the term of the note
Governing Law: Delaware
* Signed: October 30, 2024
* As of December 31, 2024 the Company has one Convertible Promissory Note outstanding.

* SAFE
* The security will convert into Preferred stock and the terms of the SAFE are outlined below:Amount outstanding: $150,000.00Interest Rate: %Discount Rate: 80%Valuation Cap: $70,000,000.00Conversion Trigger: Equity Financing, Liquidity Event, or Dissolution EventMaterial RightsConvertible InstrumentsAs of December 31, 2024 the Company has ten SAFE Agreements outstanding. The Company has the obligation to issue Preferred Stock with respect to each SAFE Agreement upon the closing of the sale of Preferred Stock at a fixed valuation. The number of shares of Preferred Stock to be issued upon conversion of the SAFE Agreements depends on the purchase amount and post-money valuation cap for each SAFE Agreement and the outstanding stock of the Company at the time of conversion. Holders of the three outstanding SAFE Agreements are among the Company's earliest investors. In recognition of the holders' early and long-standing support of the Company, the outstanding SAFE Agreements reflect terms that are consistent with the holder's early investments. Accordingly, the terms of the outstanding SAFE Agreements do not reflect investment terms that are generally available to current or future investors. Liquidation & Dissolution Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock, which is on par with other SAFEs and Preferred Stock, and senior to Common Stock.

* Preferred Stock
* The amount of security authorized is 49,600,000 with a total of 0 outstanding.Voting RightsThere are no voting rights associated with Preferred Stock.Material RightsShares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval. Such resolution or resolutions, in each case, shall set forth the number of shares of Preferred Stock of such series and shall describe the powers, designation, preferences and relative, participating, optional or other special rights, if any of the shares of each such series and any qualification, limitations, or restrictions thereof. To the extent required by the applicable laws of the State of Delaware, the Board shall cause there to be executed, acknowledged, and filed a certificate of designation setting forth a copy of such resolution or resolutions. The powers, designation, preferences and relative, participating, option and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

* Uncertain RiskAn investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. * Our business projections are only projectionsThere can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. * Any valuation is difficult to assessThe valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. * The transferability of the Securities you are buying is limitedYou should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. * Your investment could be illiquid for a long timeYou should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. * The Company may undergo a future change that could affect your investmentThe Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. * Your information rights are limited with limited post-closing disclosuresThe Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. * Some early-stage companies may lack professional guidanceSome companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. * If the Company cannot raise sufficient funds it will not succeedThe Company, is offering Common Stock in the amount of up to 5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." * We may not have enough capital as needed and may be required to raise more capital.We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. * Terms of subsequent financings may adversely impact your investmentWe will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. *

Management's Discretion as to Use of ProceedsOur success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. * Projections: Forward Looking InformationAny projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. * The amount raised in this offering may include investments from company insiders or immediate family membersOfficers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. * We may never have an operational product or serviceIt is possible that there may never be an operational Construction of 3D printers or services of 3D printed walls or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. * Some of our products are still in the prototype phase and might never be operational productsDeveloping new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. * Supply Chain and Logistics RisksThe availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. * Quality and Safety of our Product and ServiceThe quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. * Minority Holder; Securities with Voting RightsThe Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. * You are trusting that management will make the best decision for the companyYou are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. * This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. * Our new product could fail to achieve the sales projections we expectOur growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. * We face significant market competitionWe will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. * We are competing against other recreational activitiesAlthough we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. * We are an early stage company and have not yet generated any profitsApis Cor Inc. was formed on December 19, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Apis Cor Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. * We are an early stage company and have limited revenue and operating historyThe Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Apis Cor Technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. * We are an early stage company operating in a new and highly competitive industryThe Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. * Intense Market CompetitionThe market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success. * Vulnerability to Economic ConditionsEconomic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. * Uncertain Regulatory LandscapeDue to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. * We have existing patents that we might not be able to protect properlyOne of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. * We have pending patent approval's that might be vulnerableOne of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. * Our trademarks, copyrights and other intellectual property could be unenforceable or ineffectiveIntellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. * The cost of enforcing our trademarks and copyrights could prevent us from enforcing themEven if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. * The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our businessTo be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. * We rely on third parties to provide services essential to the success of our businessWe rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. * Economic and market conditionsThe Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. * Force majeure eventsThe Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. * Adverse publicityThe Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. * The Company is an early stage company and have not generated any profits since inception.Since the Company has been exclusively conducting research and development activities regarding the Company's Technology and has not generated significant revenue as of the date of this Offering Circular, the Company may not be able to succeed as a business without additional financing. The Company has incurred losses from operations and has had negative cash flows from operating activities since its inception. Its current operating plan indicates that Apis Cor will continue to incur losses from operating activities given ongoing expenditures related to the implementation of the Technology. Without sufficient additional funds, the Company's ability to continue is a going concern for the next twelve months and is dependent upon the Company's ability to raise the necessary funds from Investors to meet financial obligations. * If the Company is unable to raise the capital requirements identified in this

Offering Document, it is unlikely that it will be able to continue as a going concern. The Company's auditors have issued a "going concern" opinion. The Company's ability to continue as a "going concern" is dependent on many factors, including, among other things, its ability to raise the necessary capital to fund its operations as identified in this Offering, growth in product production, and improved operating margins. If the Company is unable to achieve these goals, its business would be jeopardized and the Company may not be able to continue. If the Company ceased operations, it is likely that all of its investors would lose their investment. * The Company's Technology may never be commercially accepted by the market It is possible that the intended market and customers may not generally accept the Company's Technology due to its novelty. It is possible that the failure to market the Technology is the result of a change in business model due to the Company making a determination that the business model needs to be changed, or some other external factor not in the Company's control. Even though the Board will make an effort to steer the Company towards success, the Company cannot guarantee that any changes to the business model will be in the best interest of the Company and its Shareholders. * Developing new products and technologies entails significant risks and uncertainties, including if the Technology does not meet the Company's projected performance goals, or if unforeseen development costs are incurred and Apis Cor's cost estimates are understated. The Company is currently in the research and development stage and has only manufactured prototypes for the Technology. Delays or cost overruns in the development of the Technology and failure of the such to meet anticipated performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect the performance success of the Technology and the results of operations. * The 3D printing Technology could fail to achieve the sales projections expected. The growth projections are based on the assumptions that the Company's 3D Printing Technology can be successfully industrialized, manufactured, sold and supported. The Company assumes that the research, development, and design process will be successful in developing strategic partnerships that will financially support the development of the Technology. It is possible that the Technology will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of the investment. * The loss of one or more of Apis Cor's key personnel, could harm the Company's operations. The Company currently depends on the continued services and performance of key members of its management team. The loss of key personnel from disability, death, or attrition could disrupt operations and have an adverse effect on the operational success of the business. * Costs may grow more quickly than the Company's revenues, harming the business and profitability. Delivering the Apis Cor's products is costly because of the upfront research and development expenses to get a functional, safe, and marketable Structural 3D Printer Technology to market. Furthermore, the technical and specialized nature of the Company's products may result in a higher demand for more specialized and skilled, and therefore more expensive, employees. The Company expects operational expenses to continue to increase in the future as the Technology expands and there is a need to hire additional employees. Projected expenses and/or the time to market may be greater than anticipated and any capital investments intended to make the business more efficient may not be successful. In addition, the Company may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in costs may adversely affect the Company's business and profitability. * The Company relies on third parties to provide services essential to the success of the business. Unavailability of engineers and technicians to support development efforts could cause disruptions in the business. The Company relies on third parties to provide a variety of essential business functions, including manufacturing, systems integration specialists, marketing, proposal drafting, distribution, and other partners. Quality and timeliness of parts manufacturers is critical to Apis Cor's ability to build prototypes for development and internal testing. The Company intends to use the manufacturing licensees, systems integrators, OEMs, and distributors for the manufacturing and distribution of the Company's products. Discussions with some of those industry players are currently in the early stages. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the Company will experience delays, defects, errors, or other problems with their work that will materially impact operations and the Company may have little or no recourse to recover damages for these losses. A disruption in these third parties' operations could materially and adversely affect the business. As a result, any investment could be adversely impacted by the Company's reliance on third parties and their performance. * The Company depends on large industrial partners as customers. The Company may not be able to consummate such strategic partnering agreements with developers and go-to-market partners, which could seriously limit or delay the projected revenue growth and profitability. * The Company's business, including costs and supply chain, is subject to risks associated with sourcing and manufacturing. In the event of a significant disruption in the supply of the raw materials used in the manufacture of the Company's products, Apis Cor might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. * The Company will face significant market competition, which could adversely affect the Company's results of operations and financial condition The industry in which the Company operates in general is subject to intense and increasing competition. Some of its competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. The Company's competitors may devote their resources to developing and marketing products that will directly compete with its product lines. Due to this competition, there is no assurance that the Company will not encounter difficulties in obtaining revenues and market share or in the positioning of its products. There are no assurances that competition in its respective industry will not lead to reduced prices for its products. If the Company is unable to successfully compete with existing companies and new entrants to the market this will have a negative impact on its business and financial condition. * Local regulation and evaluation challenges may delay the start or completion of the development of the Company's properties, increase expenses or limit project building and other activities. The Company's projects may be subject to government regulations in the jurisdictions in which they operate. A system of model building codes is adopted by local jurisdictions who have the authority to enforce construction regulations. The International Building Code ("IBC") is the predominant code in the United States. IBC Section 104.11 allows for the integration of new construction products, systems, and technologies not explicitly described in the code itself, permitting manufacturers to demonstrate that these products are compliant with the intent of the code. There are no provisions for 3D printed construction in the IBC, but acceptance criteria has been developed. This may affect the Company's ability to sell the Company's products and may negatively affect Company revenues. * Government regulation could negatively impact the business. Due to the potential wide geographic scope of the Company's operations, the Company could be subject to regulation by political and regulatory entities throughout the world. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Company's sales could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its products or industry. For example, as building projects will cross many differing municipal and state jurisdictions, the Company could be faced with myriad regulations from these jurisdictions as well as the federal government. The Company will need to comply with all government regulations which the Company expects will relate to items such as local zoning codes, technology support applications, quality control procedures, fabrication procedures, maintenance and safety, fire regulations, environmental impact on construction and usage, and other matters. A failure to know the applicable regulations or to successfully abide by such regulations, could negatively impact the Company with potential fines, stoppages or other remedies. As the Company is introducing a novel concept and innovative plan to the marketplace, the Company is unaware of any specific government regulation that could negatively affect its business. However, because this industry niche is new and because there is a component of risk of loss to persons and property, the Company believes that there may ultimately be regulation affecting its projects on both a state and federal level. It is impossible to predict what such regulation would encompass, but any regulation would most likely be at least include additional reporting requirements, potential project specifications or requirements and possibly even regulation of additional aspects of the industry. * Zoning issues may delay the start of the projects.By and large, this risk section concerns parts of a project area where a zoning change or variance may be required. While such could be extremely rare, and any delays short-lived, Company Management thought to mention same here. The blends of Structural 3D Print Materials being extruded by the Structural 3D Robotic Printers, for example, can change as the Company continuously works to improve their formulas, which are often proprietary and adapted to local conditions. Company management raises this issue here, therefore, in the unlikely event that there may be zoning ordinances, or community ordinances that do not cover such existing assets. Company management or the Company's customers would retain local zoning counsel, to seek any necessary variance. * Future success is difficult to predict because the Company operates in an emerging and evolving market, and the industry in which the Company competes is subject to volatile and unpredictable cycles.The 3D printing construction industry in which the Company operates is an emerging and evolving market making it difficult to evaluate its future prospects and which may lead to period-to-period variability in operating results. Products and services are based on unique technology which the Company believes offers significant advantages to customers, but the markets the Company serves are in a relatively early stage of development and it is uncertain how rapidly they will develop. It is also uncertain whether the Technology will achieve high levels of demand and acceptance as these markets grow. To meet rapidly changing demand in the industry the Company serves, it must effectively manage its resources and production capacity. During periods of decreasing demand for its products, the Company must be able to appropriately align its cost structure with prevailing market conditions, and effectively manage its supply chain. If the Company is not able to timely and appropriately adapt to changes in its business environment or to accurately assess where the Company is positioned within a business cycle, its business, financial condition, or results of operations may be materially and adversely affected. * Even if the Company receives regulatory approval for its products, the Company will be subject to ongoing obligation and continued regulatory review, which may result in significant additional expenses.The Company believes its products will require ongoing regulatory approval for the future of its products. Even if the Company receives regulatory approval for any of its products, it will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. * The Company relies on patents and proprietary rights to protect its Technology and enforcing those rights could disrupt its business operation and divert precious resources that could ultimately harm its future prospects.The Company relies on a combination of trade secrets, provisional and non-provisional patent applications, confidentiality agreements, and procedures to protect its proprietary Technologies. The Company has three granted patents, and it has submitted a number of provisional and non-provisional patent applications to United States Patent and Trademark Office ("USPTO"). The claims contained in any patent may not provide adequate protection for the Company's products and Technology. In the absence of patent protection for some of the Company's inventions, the Company may be vulnerable to competitors who attempt to copy its products or gain access to its trade secrets and know-how. There is a risk that potential competitors who have received patents for their technology will seek to block the approval of any patents or related intellectual property that the Company has applied for. The Company's dependence on any patents secured by our outsourced manufacturing partners may also come under scrutiny by potential competitors and existing patent holders who may attempt to block the manufacture and distribution of its products for an extended timeframe, limiting its ability to generate revenues. In addition, the laws of foreign countries may not protect its proprietary rights to this technology to the same extent as the laws of the U.S. If a dispute arises concerning its Structural 3D Printer Technology, the Company could become involved in litigation that might involve substantial cost. Litigation could divert substantial management attention away from its operations and into efforts to enforce its patents, protect its trade secrets or know-how or determine the scope of the proprietary rights of others. If a proceeding resulted in adverse findings, the Company could be subject to significant liabilities to third parties. The Company might also be required to seek licenses from third parties to manufacture or sell its products. The Company's ability to manufacture and sell its products may also be adversely affected by other unforeseen factors relating to any proceeding or its outcome. * The Company holds three active patents on its products, and its business employs proprietary technology knowledge and information may be difficult to protect and/or infringe on the intellectual property rights of third parties.The Company currently relies on patents, trade secrets, proprietary know-how, and technology methods that it seeks to protect, in part, by confidentiality agreements and ongoing patent prosecution. The Company cannot assure you that these agreements will not be breached, that it will have adequate remedies for any breach, or that its trade secrets and proprietary knowledge will not otherwise become known or be independently discovered by others. The Company currently holds three patents from the USPTO. The Company's success depends, in part, on its ability to keep competitors from copying its products, methods, knowledge and maintain trade secrecy and operate without infringing on the proprietary rights of third parties. The Company cannot assure you that the patents of others will not have an adverse effect on its ability to conduct its business, that any of its trade secrets and applications will be protected, that it will develop additional proprietary technology knowledge or methods that is defensible against theft or will provide us with competitive advantages or will not be challenged by third parties. * The Company's Business Depends on the Protection of Its Patents and Other Intellectual Property, and the Company May Suffer if It Is Unable to Adequately Protect such Intellectual PropertyThe Company's success and ability to compete are substantially dependent upon its intellectual property. The Company shall rely on patent laws, trade secret protection and confidentiality or license agreements with its employees, consultants, strategic partners and others to protect its intellectual property rights. However, the steps it takes to protect its intellectual property rights may be inadequate. There are events outside of the Company's control that pose a threat to the Company's intellectual property rights as well as to the Company's products and services. For example, effective intellectual property protection may not be available in every country in which the Company licenses its technology. Also, the efforts the Company will take to protect its proprietary rights may not be sufficient or effective. Also, protecting the Company's intellectual property rights is costly and time consuming. Any unauthorized use of the Company's intellectual property could make it more expensive to do business and harm the Company's operating results. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to the Company. * If the Company is unable to protect its proprietary and technology rights the Company's operations will be adversely affected. The Company's success will depend in part on its ability to protect its proprietary rights and Technologies. The Company's failure to adequately protect its proprietary rights may adversely affect its operations. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use trade secrets or other information that it regards as proprietary. Specifically, independent contractors the Company hires to provide technical support may breach confidentiality agreements for proprietary information the obtain during their work performed for us. Based on the nature of its business, the Company may or may not be able to adequately protect its rights through patent, copyright and trademark laws. The Company's means of protecting its proprietary rights in the United States or abroad may not be adequate, and competitors may independently develop similar technologies. In addition, litigation may be necessary in the future to: Enforce intellectual property rights; Protect its trade secrets; Determine the validity and scope of the rights of others; or Defend against claims of infringement or invalidity. Any such litigation could result in substantial costs if the Company is held to have willfully infringed or to expend significant resources to develop non-infringing technology and would divert the attention of management from the implementation of its business strategy. Furthermore, the outcome of litigation is inherently difficult to predict and the Company may not prevail in any litigation in which it becomes involved. * Manufacturing and bringing products to market involves the potential for product recalls, product liability and other claims against the Company.The Company will likely be subject to international, national, state and potentially local consumer product safety and other laws and regulations concerning consumer products generally and 3D printing construction manufacturers specifically, and more restrictive laws and regulations may be adopted in the future. The 3D printing industry in general has been subject to potential product liability claims and it expects 3D printing construction products carry a high risk of such claims due to the close association with newly developed technology procedures. Any significant defects in its designs, products or failure in its quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance, product liability claims, and damage to its reputation. The costs the Company may incur in correcting any product or design defects may be substantial. Additionally, errors, defects or other performance problems could result in financial damages to its customers, which could result in litigation. Product liability litigation, even if the Company is to prevail, would be time consuming for management and costly to defend. The Company does not presently maintain product liability insurance, and any product liability insurance it may obtain in the future may not be adequate to cover such claims. * The Company Currently Has Limited Marketing And Limited Sales Organization In PlaceThe Company currently has limited marketing and limited sales organization for its products and services. If it is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties to market and sell its products and services, the Company may not be able to effectively market and sell its product and services, or generate product revenues. * The Company's planned products may never achieve market acceptance, which would adversely affect its business.The Company cannot predict whether its product will ever achieve market acceptance. Due to its currently undercapitalized condition, the Company has not yet engaged experts to advise it on the requirements and expense necessary for such product marketing, and it plans to use Proceeds from this Offering to do so. It is possible that the Company will fail to achieve consumer and customer acceptance of its product, in which case Investors in this Offering would likely lose their entire investment. A number of factors may limit the market acceptance of its product, including: Consumer acceptance of product; Full market launch relative to competitive products; Availability of alternative or competitive products; The cost of its product relative to any alternative or competitive products; and/or The extent and success of the marketing efforts by its competitors. * The Company is controlled by its Board of Directors, and Common Stock Shareholders have voting rights and distribution rights secondary to Preferred Stock Shareholders.Control of the Company and all of its operations is the responsibility of its Board of Directors and will remain with them. Investors must rely upon the judgment and skills of the Board. The Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Company and may designate one or more committees. The committees generated by the Board of Directors have the right to exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company. Holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock. * The Company may raise additional capital through equity offerings. Therefore, any ownership interest in Apis Cor may be diluted in the future if the Company does not raise enough funds in this fund-raising effort, Apis Cor will conduct another Reg A+ offering, and/or seek angel investors, Venture Capital funds or funds from an equity partner.The Company might not sell enough securities through this Offering to meet its operational needs. Even if the Proceeds received equal the Maximum Offering Amount, the Company may need to raise more funds in the future through additional Offerings. Apis Cor may offer additional Shares and/or other classes of equity or debt, or other forms of securities. If equity, or a security convertible into equity, is offered in these future offerings, then Shareholders' ownership percentages in the Company may be diluted. * Management may revise the Use of ProceedsIt is possible that the use of the Proceeds will be revised by management or that adequate funds will not be raised by the Company. Management will have significant flexibility in applying the net Proceeds of this Offering within the scope of the business of the Company. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations. * The Company may require additional fundsThe Company currently anticipates that the net Proceeds of this Offering will be sufficient to meet its anticipated needs for capital expansion. However, the Company may need to raise additional funds in order to fund more rapid expansion, to respond to capital needs, or to acquire complementary products or materials, particularly if less than the maximum Offering is borrowed by the Company. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its Technology development, take advantage of the project expansion opportunities, or respond to capital needs would be significantly limited. Such limitation may have a material adverse effect on the Company's business, operating results, and financial condition. * Shareholders may vote on the management but have limited ability to influence decisions regarding the business.Apis Cor's Bylaws provide that the assets, affairs and business of the Company will be managed under the direction of the Board of Directors. The Shareholders do vote on the management but have only limited voting rights on matters affecting the Company's business, and therefore limited ability to influence decisions regarding the business. * The Offering price of the Company's Shares was not established on an independent basis; the actual value of an investment may be substantially less than what the Investor pays.The Company established the Offering price of the Company's Shares on an arbitrary basis. The selling price of the Shares bears no relationship to the book or asset values or to any other established criteria for valuing Shares. The Offering price of the Shares of common stock was determined by the Company using best estimates and is based on its own assessment of its financial condition, prospects, and the general condition of the securities market. Further, the Offering price may be significantly more than the price at which the Shares would trade if they were to be listed on an exchange or actively traded by broker-dealers or underwriters. * Investor interest in the Company will be diluted if Apis Cor issues additional shares, which could reduce the overall value of an investment. Potential investors in this Offering do not have preemptive rights to any shares the Company issues in the future. Under Apis Cor's Amended And Restated Certificate of Incorporation, the Company has authority to issue a total of 400,000,000 Shares of Common Stock, although, under Regulation A, the Company is only allowed to sell up to 35 million of the Company's shares in a 12-month period. After an Investor's purchase in this Offering, the Board of Directors may elect to (i) sell additional Shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue Shares to the Board of Directors, or its successors or assigns, in payment of an outstanding fee obligation. To the extent Apis Cor issues additional equity interests after your purchase in this Offering, an Investor's percentage ownership interest in the Company will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of the Company's investments, an Investor may also experience dilution in the book value and fair value of your Shares. * In some cases, if an Investor fails to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code or common law as a result of an investment in the Company's shares, the Investor could be subject to liability for losses as well as civil penalties. There are special considerations that apply to investing in the Company's Shares on behalf of pension, profit sharing or 401(k) plans, health or welfare plans, individual retirement accounts or Keogh plans. If the Investor are investing the assets of any of the entities identified in the prior sentence in the Company's Shares, Investor should satisfy yourself that: • The investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Code;· The investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan's investment policy;· The investment satisfies the prudence and diversification requirements of Sections 404(a)(l)(B) and 404(a)(l)(C) ofERISA, if applicable, and other applicable provisions ofERISA and the Code;· The investment will not impair the liquidity of the trust, plan or IRA; • The investment will not produce "unrelated business taxable income" for the plan or IRA; • The Investor will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the applicable trust, plan or IRA document; and • The investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties and can subject the fiduciary to liability for any resulting losses as well as equitable remedies. In addition, if an investment in the Company's Shares constitutes a prohibited transaction under the Code, the "disqualified person" that engaged in the transaction may be subject to the imposition of excise taxes with respect to the amount invested. * Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. * The Chief Revenue Officer of the Company is a defendant in an ongoing civil lawsuitApis Cor's CRO, Trevor Ragno, is a defendant in an ongoing Florida civil lawsuit that was filed on December 20, 2022. The suit stems from a 2017 motor vehicle collision where the plaintiff is seeking damages of more than $50,000 for various vehicular infractions. Trevor is disputing the claims against him and all liability from the incident. As of February 2024, the case is set for pre-trial mediation in order to attempt a resolution. *At December 31, 2024, the Company is to refund two customer deposits amounting to $200,000 and $673,000 due to the termination of the contracts. On April 22, 2025, the Company has entered into an agreement to refund the $200,000 deposit and applied $40,000 of the Company's receivable with the customer against the deposit balance, resulting to a remaining refund balance of $160,000. The Company will then pay monthly installment of $10,000 for the next four months starting in May. The remaining balance will be paid in full no later than January 15, 2026. The Company is currently negotiating the payment plan for the $673,000 deposit. The threat of litigation is present and may be imminent. If an agreement on the repayment plan cannot be resolved outside of litigation, it is possible that a judgment may be entered into against the Company in the amount of the net refund payable. *Contingencies Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Subsequent to the date of the balance sheet of December 2024, the Company issued an additional $120,000 of SAFE agreements with terms similar to those issued in December 2024. Subsequent to the date of the balance sheet of December 2024, the Company received $25,000 in customer deposit for an equipment reservation. Subsequent to the date of the balance sheet of December 2024, the Company issued 111,935 shares of common stock under the Offering, including bonus shares of 8,251 for net proceeds $144,033 after platform commissions, related costs and escrows. Subsequent to the date of the balance sheet of December 2024, the Company raised $250,000 in convertible notes payable with a 12-month term and 15% interest rate. Subsequent to the date of the balance sheet of December 2024, the board decided to terminate the employment agreement with CEO, Stefan Safko, on February 28, 2025. Mr. Safko had an obligation under the contract to serve for 60 days, but he resigned immediately. Mr. Safko filed a claim with the State of California, State Labor Commissioner for $29,229 for unpaid wages, unreimbursed business expenses, damages and penalties on March 17, 2025. The Company is currently evaluating the impact caused by Mr. Safko's resignation and the damages that may result to the company and its shareholders. The Company is actively defending its claim, and it has not accrued for it. Anna Cheniuntai has returned to the position of CEO following Mr. Safko's resignation. Subsequent to the date of the balance sheet, the Company drew $33,000 from their Line of Credit with the same terms. The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 29, 2025, the date the financial statements were available for issuance, and determined that the following items required disclosure.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2025.

Apis Cor Inc.

By   /s/ *Anna Cheniuntai*

     Name: <u>Apis cor Inc</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Financial Statements and Independent Auditor's Report

Apis Cor Inc.

December 31, 2024 and 2023

Apis Cor Inc.

Table of Contents



ASSURANCE DIMENSIONS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of **Apis Cor Inc.**

Opinion

We have audited the accompanying financial statements of **Apis Cor Inc.** (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company had net losses of approximately $2,603,000 and $2,548,000 for the years ended December 31, 2024 and 2023, respectively, as well as negative cash flow from operations of approximately $1,936,000 and $1,602,000, respectively. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
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SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AbitOs Advisors, LLC ("AbitOs Advisors"), provide professional services. AD LLC and AbitOs Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AbitOs Advisors provide tax and business consulting services to their clients. AbitOs Advisors, and its subsidiary entities are not licensed CPA firms.



ASSURANCE DIMENSIONS

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Jacksonville, Florida
April 29, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Pkwy, Suite 290 | Jacksonville, FL 32256 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Apis Cor Inc.
Balance Sheets
As of December 31, 2024 and 2023

	2024	2023
ASSETS		
Current assets		
Cash	$ 103,853	$ 184,836
Accounts receivable	3,022	-
Inventory	40,447	34,188
Prepaid expenses	100,665	37,439
Due from stockholders	18,336	7,690
Other current assets	45,111	32,956
Total current assets	311,434	297,109
Non-current assets		
Property and equipment, net	1,387,574	1,627,271
Operating lease right-of-use assets	143,088	127,292
Loans receivable from stockholders	100,360	105,667
Security deposits	30,233	38,633
Total assets	$ 1,972,689	$ 2,195,972
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses	$ 214,522	$ 72,340
Customer deposits	1,119,514	981,857
Equipment loans payable	89,874	99,730
Convertible notes payable and accrued interest	203,333	-
Operating lease liabilities, current portion	138,261	67,750
Line of credit	60,250	-
Total current liabilities	1,825,754	1,221,677
Long-term liabilities		
Equipment loans payable, non-current	341,156	480,376
SAFE liabilities	1,305,000	230,000
Operating lease liabilities, non-current	9,048	42,860
Total liabilities	3,480,958	1,974,913
Stockholders' equity (deficit)		
Preferred stock, $0.00001 par value, 100,000,000 authorized		
Series A Preferred stock, 50,000,000 designated, 33,620,149		
and 33,347,232 shares issued and outstanding, respectively	336	333
Series X Preferred stock, 400,000 designated, 302,154		
and 0 shares issued and outstanding, respectively	3	-
Common stock, $0.000000827 par value, 400,000,000		
authorized, 105,962,467 and 105,400,426 shares issued, and		
98,910,001 and 98,347,960 shares outstanding, respectively	87	87
Additional paid-in capital	6,839,554	5,965,899
Treasury stock, 7,052,466 shares, at cost	(71)	(71)
Accumulated deficit	(8,348,178)	(5,745,189)
Total stockholders' equity (deficit)	(1,508,269)	221,059
Total liabilities and stockholders' equity (deficit)	$ 1,972,689	$ 2,195,972

Apis Cor Inc.
Statements of Operations
For the Years Ended December 31, 2024 and 2023

	2024	2023
REVENUE		
Training programs	$ 23,549	$ 17,063
EXPENSES		
Payroll and related expenses	811,582	1,058,975
Professional fees	482,608	197,611
Facility and maintenance expense	333,719	219,421
Research and development	257,408	422,828
Advertising and marketing	228,622	258,389
Depreciation	161,076	106,208
Other general and administrative	136,604	202,093
Travel and entertainment	124,482	50,091
Other operating supplies and expenses	8,659	22,443
Total operating expenses	2,544,760	2,538,059
LOSS FROM OPERATIONS	(2,521,211)	(2,520,996)
OTHER INCOME (EXPENSES)		
Loss on disposal of asset	(26,817)	-
Interest expense	(58,083)	(28,700)
Interest income	3,122	2,120
NET LOSS	$ (2,602,989)	$ (2,547,576)

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.
Statements of Stockholders' Equity (Deficit)
For the Years Ended December 30, 2024 and 2023

| | Preferred Stock, $0.00001 par value | | | | Common Stock | | Additional | Treasury Stock | | Accumulated | |
| | Series A Preferred | | Series X Preferred | | $0.000000827 par value | | paid-in | | | | |
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Shares	Amount	Deficit	Total
December 31, 2022	33,347,232	$ 333	-	$ -	103,498,023	$ 85	$ 4,358,953	7,052,466	$ (71)	$(3,197,613)	$ 1,161,687
Stock-based compensation	-	-	-	-	-	-	740	-	-	-	740
Stock issued, net of offering costs	-	-	-	-	1,902,403	2	1,606,206	-	-	-	1,606,208
Net loss	-	-	-	-	-	-	-	-	-	(2,547,576)	(2,547,576)
December 31, 2023	33,347,232	$ 333	-	$ -	105,400,426	$ 87	$ 5,965,899	7,052,466	$ (71)	$(5,745,189)	$ 221,059
Issuance of Series A Preferred Stock in exchange for services	272,917	3	-	-	-	-	218,330	-	-	-	218,333
Issuance of Series X Preferred Stock in exchange for cash	-	-	302,154	3	-	-	3,019	-	-	-	3,022
Stock issued, net of offering costs	-	-	-	-	562,041	-	619,324	-	-	-	619,324
Stock-based compensation	-	-	-	-	-	-	32,982	-	-	-	32,982
Net loss	-	-	-	-	-	-	-	-	-	(2,602,989)	(2,602,989)
December 31, 2024	33,620,149	$ 336	302,154	$ 3	105,962,467	$ 87	$ 6,839,554	7,052,466	$ (71)	$(8,348,178)	$(1,508,269)

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.

Statements of Cash Flows
For the Years Ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities:		
Net loss	$ (2,602,989)	$ (2,547,576)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	161,076	106,208
ROU assets and liabilities	20,903	(7,945)
Stock-based compensation	32,982	740
Accrued interest on convertible notes payable	3,333	-
Loss on disposal of equipment	26,817	-
Issuance of Series A Preferred Stock for services	218,333	-
Changes in working capital components:		
Accounts receivable	(3,022)	747
Inventory	(6,259)	(34,188)
Prepaid expenses	(63,226)	(30,793)
Other current assets	(12,155)	(9,711)
Security deposits	8,400	(19,037)
Accounts payable and accrued expenses	142,182	59,075
Customer deposits	137,657	897,791
Other current liabilities	-	(16,878)
Net cash used by operating activities	(1,935,968)	(1,601,567)
Cash flows from investing activities:		
Purchases of property and equipment	(28,196)	(900,091)
Proceeds from disposal of property and equipment	80,000	-
Net cash provided (used) by investing activities	51,804	(900,091)
Cash flows from financing activities:		
Proceeds from equipment loans payable	-	410,481
Repayments on equipment loans payable	(149,076)	(57,848)
Net advances on line of credit	60,250	-
Proceeds from convertible notes payable	200,000	-
Proceeds from issuance of SAFE liabilities	1,075,000	230,000
Net loans to and repayments from stockholders	(5,339)	16,668
Proceeds from sale of Series X Preferred Stock	3,022	-
Proceeds from issuance of common stock	737,494	1,773,873
Capital raise costs	(118,170)	(167,665)
Net cash provided by financing activities	1,803,181	2,205,509
Net change in cash	(80,983)	(296,149)
Cash, beginning of year	184,836	480,985
Cash, end of period	$ 103,853	$ 184,836
Supplemental and non-cash disclosures		
Cash paid for interest	$ 54,750	$ 28,700
Operating lease right of use asset and liability recorded	$ 183,153	$ -
Right-of-use asset and liability adjustment for lease modification	$ -	$ 92,733

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.

Notes to Financial Statements
December 31, 2024 and 2023

Note A – Nature of Business and Organization

Apis Cor Inc. (the "Company") was organized in December 2019 in the state of Delaware and began operations in January 2020. The Company is a developer of on-site circular mobile 3D printers built for the construction industry. The Company offers a robotics arm that distributes a concrete mortar to create the desired shape of a building, with the intention of enabling clients to reduce the costs of building. The Company has created several prototype 3D printers and has already printed several developmental structures in addition to development of on-demand 3D printing training courses and live seminar and workshop offerings.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Adopted Accounting Standards

Accounting standards promulgated by the Financial Accounting Standards Board ("FASB") are subject to change. Changes in such standards may have an impact on the Company's future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion as the Company expects that none would have a significant impact on its financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit. The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. At December 31, 2024 and 2023, there were no cash equivalents.

Accounts Receivable

Accounts receivable consists of balances owed to the Company for goods sold and services provided. Accounts receivable are carried at the original amount less an estimate for credit losses. The Company maintains an allowance for credit losses which represents management's estimate of expected credit losses over the remaining expected life of the Company's financial assets measured at amortized cost and comprised of three main components: (i) historical collection performance, (ii) specific collection issues, (iii) current conditions, and reasonable and supportable forecasts about the future. If actual provision for credit losses differs from the reserves calculated based on historical trends and known customer issues and current conditions, an adjustment to the provision for credit losses is recorded in the period in which the difference occurs. Such adjustment could result in additional expenses or a reduction of expenses. The Company writes off accounts to the allowance when it has determined that collection is unlikely. Some of the factors considered in reaching this determination are (i) the apparent financial condition of the customer, (ii) the success the Company has in contacting and negotiating with the customer, (iii) the current state of the industry and (iv) the number of days the account has been outstanding. When the Company's collections do not correspond with historical performance, additional charges may be required. As of December 31, 2024 and 2023, the Company determined no allowance for credit losses was needed. The income statement effect of all changes in the allowance for credit losses is recognized as provision for credit losses.

Apis Cor Inc.

Notes to Financial Statements
December 31, 2024 and 2023

Note B – Significant Accounting Policies (continued)

Deferred Offering Costs

Deferred offering costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with an offering. These costs are recognized as an offset against the proceeds upon consummation of an offering or to expense if the offering is not completed. As of December 31, 2024 and 2023, the Company has no deferred offering costs and has recognized the offering costs against the related sales of common stock.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight-line method of depreciation is used over the following estimated useful lives:

Production equipment	8-15 years
Vehicles and trailers	8-10 years
Computers and equipment	5 years
Furniture & fixtures	7 years
Leasehold improvements	Life of lease

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposal of assets are recorded in the year of disposition.

Leases

The Company determines if an arrangement is a lease at inception. The Company's manufacturing space is included in the balance sheets at December 31, 2024 and 2023 as an operating lease right-of-use asset, Right-of-use liability, current portion, and Right-of-use liability, non-current.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. And the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset. For leases that do not provide an implicit rate, we use the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Customer Deposits

Customer deposits are recorded when payments from customers are received for future sales or services and are recognized as revenue on the date of the completion of the building, live training program or delivery of equipment. At December 31, 2024, the Company is to refund two customer deposits amounting to $200,000 and $673,000 due to the termination of the contracts. On April 22, 2025, the Company has entered into an agreement to refund the $200,000 deposit and applied $40,000 of the Company's receivable with the customer against the deposit balance, resulting to a remaining refund balance of $160,000. The Company will then pay monthly installment of $10,000 for the next four months starting in May. The remaining balance will be paid in full no later than January 15, 2026. The Company is currently negotiating the payment plan for the $673,000 deposit. The threat of litigation is present and may be imminent. If an agreement on the repayment plan cannot be resolved outside of litigation, it is possible that a judgment may be entered into against the Company in the amount of the net refund payable. As of December 31, 2024 and 2023, customer deposits totaled approximately $1,120,000 and $982,000, respectively.

Apis Cor Inc.

Notes to Financial Statements
December 31, 2024 and 2023

Note B – Significant Accounting Policies (continued)

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Company's revenues are currently generated from on-demand training courses and live seminars. These services predominantly contain a single performance obligation, and revenue for such sales is recognized when the customer obtains control, which is typically when the payment is made and download is available to the customer or the service is provided to the customer. Management has determined that there are no significant variable considerations.

The following summarizes the Company's major revenue sources:

3D Printing Equipment

3D printing equipment includes proprietary Structural 3D Printers and Mixers comprised of proprietary mixing and pump machines. By means of the Company's equipment, the cementitious material is distributed layer-by-layer forming the walls. The material itself is manufactured by the Company and will exclusively be sold though the Company. Revenue is earned upon delivery and the customer takes control of the equipment. The Company has developed the initial commercial version and has begun to accept customer deposits for future deliveries. No sales occurred in 2024 or 2023.

Training Program Sales

The Company has developed 3D printing training programs offered in on-demand download and live seminar and workshop formats. Revenue from the sale of these programs is recognized when the customer obtains control, which is typically when payment is made and download is available to the customer.

Payment terms and conditions vary, although terms generally include a requirement of payment at the time of the sale or performance of the service and are typically due within 30 days. Payments received in advance and not earned are included in customer deposits and recognized in the period in which it is earned. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company's contracts generally do not include a significant financing component. All revenue is earned in the United States.

Research and Development

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter "pro9duct") or a new process or technique (hereinafter "process") or in bringing about a significant improvement to an existing product or process. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements, and it does not include market research or market testing activities.

Per ASC 730, *Research and Development*, the Company expenses research and development cost as incurred. Research and development costs for the years ended December 31, 2024 and 2023 were approximately $257,000 and $423,000, respectively.

Note B – Significant Accounting Policies (continued)

Advertising and Marketing

Advertising and marketing costs are expensed when incurred. During the years ended December 31, 2024 and 2023, advertising and marketing related expenses were approximately $229,000 and $258,000, respectively.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company's income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2024 and 2023, respectively. The Company's 2020 through 2023 tax years are open for examination for federal and state taxing authorities.

Note C – Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At December 31, 2024, the Company had an accumulated deficit of approximately $8,348,000. The net cash used in operating activities for the years ended December 31, 2024 totaled approximately $1,936,000. These matters raise substantial doubt about the Company's ability to continue as a going concern.

With providing printing services and obtaining additional financing from private and public offerings of its common stock, the Company expects to have sufficient funds to continue operations for at least twelve months from the date of this report. While the Company believes in the viability of its strategy to increase sales and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Property and Equipment

Property and equipment consist of the following as of December 31:

	2024	2023
Production equipment	$ 1,291,484	$ 1,424,477
Vehicles and trailers	185,217	185,217
Computers and equipment	38,174	38,174
Furniture & fixtures	29,371	29,371
Construction in progress	130,759	103,091
Leasehold improvements	23,576	23,576
Total property and equipment	1,698,581	1,803,906
Less: accumulated depreciation	(311,007)	(176,635)
Property and equipment, net	$ 1,387,574	$ 1,627,271

Note D – Property and Equipment (continued)

For the years ended December 31, 2024 and 2023, respectively, total depreciation expense was approximately $161,000 and $106,000. At December 31, 2024 and 2023, in addition to the construction in progress, there was approximately $274,000 and $727,000, respectively, in production equipment that had not yet been placed in service.

Note E - Loans Receivable from Stockholder

On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matured on January 3, 2023 with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with scheduled repayment terms through April 15, 2025. The Company recorded interest income of $447 and $580 for the years ended December 31, 2024 and 2023, respectively, in the financial statements.

On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with scheduled repayment terms through December 31, 2025. The Company recorded interest income of $940 and $940 for the years ended December 31, 2024 and 2023, respectively, in the financial statements.

On December 30, 2022, the Company entered into an unsecured promissory note with a stockholder for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note will be amended with scheduled repayment terms through December 31, 2025. The Company recorded interest income of $600 and $600 for the years ended December 31, 2024 and 2023, respectively, in the financial statements.

Note F – Line of Credit

In November 2023, the Company entered into a Line of Credit Agreement ("the LOC") for $100,000 with interest at Prime plus 4.050% per annum (11.55% at December 31, 2024). The final availability date is the earlier of the fifth anniversary of the agreement or at an earlier date at the bank's sole discretion. Commencing on January 1, 2024 and on the first of each month thereafter, the Company shall make monthly payments of $100 or accrued interest plus 1/100 of the then unpaid principal balance, whichever is greater. The LOC is secured by substantially all the assets of the Company and contains customary affirmative and negative covenants and conditions to borrowing, as well as customary events of default. As of December 31, 2024 and 2023, the balance outstanding on this line of credit was $60,000 and $0, respectively.

Note G – Equipment Loans Payable

On November 4, 2020, the Company purchased equipment and entered into a loan in the amount of $7,225. This loan has a 60-month term with an interest rate of 10.49% and a monthly payment of $155. Interest expense paid during the years ended December 31, 2024 and 2023, respectively, totaled $255 and $412. As of December 31, 2024 and 2023, respectively, the outstanding principal balance was $1,574 and $3,185, with $1,574 and $1,611 of the total payable recorded as a current liability.

On July 29, 2021, the Company purchased equipment and entered into a loan in the amount of $98,500. This loan has a 72-month term with an interest rate of 6.06%. The first two monthly payments were $500 each with the following 70 monthly payments of $1,674. Interest expense paid during the year ended December 31, 2024 and 2023, respectively, totaled $2,186 and $4,509. As of August 2024, the equipment was sold, and the loan was satisfied. As of December 31, 2023, the outstanding principal balance was $65,894.

On February 14, 2022, the Company purchased equipment paid in part with value from trade-in equipment and entered into a loan in the amount of $55,734. This loan has a 75-month term with an interest rate of 10.49% and a monthly payment of $1,016. Interest expense paid during the years ended December 31, 2024 and 2023, respectively, totaled $4,140 and $2,552. As of December 31, 2024 and 2023, respectively, the outstanding principal balance was $34,919 and $42,975 with $8,956 and $8,055 of the total payable recorded as a current liability.

Note G – Equipment Loans Payable (continued)

On August 28, 2022, the Company purchased equipment and entered into a loan in the amount of $29,546. This loan has a 75-month term with an interest rate of 7.94% and a monthly payment of $503. Interest expense paid during the years ended December 31, 2024 and 2023, respectively, totaled $1,825 and $4,515. As of December 31, 2024 and 2023, respectively, the outstanding principal balance was $20,616 and $24,823 with $4,559 and $4,207 of the total payable recorded as a current liability.

On September 13, 2022, the Company purchased equipment and entered into a loan in the amount of $34,345. This loan has a 54-month term with an interest rate of 7.03% and monthly payments of $99 for the first six months and $809 for the remaining 48 months. Delivery of the equipment occurred in 2023. Interest expense paid during the years ended December 31, 2024 and 2023, respectively, totaled $1,727 and $1,359. As of December 31, 2024 and 2023, the outstanding principal balance was $20,147 and $28,127 with $8,564 and $7,980 of the total payable recorded as a current liability.

On September 15, 2022, the Company purchased equipment and entered into a loan in the amount of $29,250. This loan has a 60-month term with an interest rate of 8.48% and a monthly payment of $600. Interest expense paid during the years ended December 31, 2024 and 2023, respectively, totaled $1,751 and $2,187. As of December 31, 2024 and 2023, respectively, the outstanding principal balance was $17,602 and $23,049 with $5,934 and $5,448 of the total payable recorded as a current liability.

On April 18, 2023, the Company purchased equipment and entered into a loan in the amount of $262,350. This loan has a 72-month term with an interest rate of 10.10% and a monthly payment of $4,747. Interest expense paid during the years ended December 31, 2024 and 2023, respectively, totaled $22,113 and $11,519. As of December 31, 2024 and 2023, respectively, the outstanding principal balance was $208,663 and $243,922 with $38,891 and $35,258 of the total payable recorded as a current liability.

On November 21, 2023, the Company purchased equipment and entered into a loan in the amount of $148,130. This loan has a 72-month term with an interest rate of 9.42% and a monthly payment of $2,708. Interest expense paid during the years ended December 31, 2024 and 2023, respectively, totaled $13,050 and $1,529. As of December 31, 2024 and 2023, respectively, the outstanding principal balance was $127,509 and $148,130 with $21,396 and $20,622 of the total payable recorded as a current liability.

The aggregate future maturities of notes payable are as follows as of December 31, 2024:

Years Ended December 31,	Amount
2025	$ 89,874
2026	96,868
2027	96,953
2028	91,006
2029	56,329
Thereafter	-
	$ 431,030

Note H – SAFE Liabilities

During 2024 and 2023, the Company offered additional Simple Agreements for Future Equity ("SAFE") contract, which allowed the investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 80%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any. As of December 31, 2024 and 2023, the Company raised $1,305,000 and $230,000, respectively, through these SAFE contracts. These are reflected as liabilities in the accompanying balance sheets.

The key events that will cause conversion of these agreements into future equity include:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price.

Liquidity Event: If there is a liquidity event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth below) to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. If any of the Company's security holders are given a choice as to the form and amount of proceeds to be received in a liquidity event, the investor will be given the same choice, provided that the investor may not choose to receive a form of consideration that the investor would be ineligible to receive as a result of the investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

Dissolution Event: If there is a dissolution event before the termination of this SAFE, the investor will automatically be entitled (subject to the liquidation priority) to receive a portion of proceeds equal to the purchase amount, due and payable to the investor immediately prior to the consummation of the dissolution event.

Liquidation Priority: In a liquidity event or dissolution event, this SAFE is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its purchase amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into common stock);

(ii) On par with payments for other SAFEs and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or preferred stock, the

applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for common stock.

The investor's right to receive his or her conversion amount is (a) on par with payments for common stock and other SAFEs and/or preferred stock who are also receiving conversion amounts or proceeds on a similar as-converted to common stock basis, and (b) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are proceeds or similar liquidation preferences).

Termination: This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of common stock to the investor pursuant to the automatic conversion of this SAFE under an equity financing; or (ii) the payment, or setting aside for payment, of amounts due the investor pursuant to a liquidity or dissolution event.

Note I – Convertible Notes Payable

During 2024, the Company offered their investors a 12-month 10% convertible promissory notes, (collectively, the "Notes"). Upon conversion, these shareholders would have the same rights as the current preferred shareholders. Key events that will cause conversion of these agreements into future equity are as follows:

Qualified Financing: If there is a qualified financing prior to a change in control or payment in full of these Notes, all principal together with all accrued but unpaid interest under these Notes shall automatically convert into shares of the Company's preferred stock at the lesser of (i) a range of 80% to 85%, as defined in each individual Note, of the price per share paid by the purchasers for cash of the largest number of equity securities in the qualified financing, or (ii) the price obtained by dividing the target valuation by the Company's fully-diluted outstanding capitalization (including these Notes and other convertible securities issued by the Company, including but not limited to: (a) SAFE contracts; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of common stock) immediately prior to the qualified financing (the "Conversion Price"). The total number of shares of stock that the holder shall be entitled to upon conversion of these Notes shall be equal to the number obtained by dividing (i) all principal and accrued but unpaid interest under such Note by (ii) the Conversion Price (the "Total Number of Shares").

During the fiscal year ended December 31, 2024, the Company raised $200,000 in convertible notes payable with a 12-month term.

Note J – Stockholders' Equity (Deficit)

On September 15, 2021, the Company executed an Amended and Restated Certificate of Incorporations which, among other things, authorized the issuance 100,000,000 shares of preferred stock with a par value of $0.00001 per share with 50,000,000 designated to preferred stock. Such designation, rights and preferences may be determined from time-to-time by the Company's board of directors and authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock.

Pursuant to the 2021 Amended and Restated Certificate of Incorporation, the Company increased the number of authorized common stock to 400,000,000 shares available for issuance on the same terms and at the same price as the initial authorization and effected a 12.0899429354-for-1 stock split of the issued common stock resulting in par value of $0.000000827 per share. Immediately following this stock split 7,052,466 shares were redeemed for $71 to be held as treasury stock until duly issued by the Company.

Additionally, pursuant to the 2021 Amended and Restated Certificate of Incorporation the Board is authorized to provide by resolution, out of the unissued shares of preferred stock, one or more series of preferred stock.

Series A Preferred Stock

The holders of Series A Preferred Stock have various rights and preferences as follows:

Dividends: A dividend shall not be declared, paid, or set aside on shares of any other class or series of capital stock of the Company unless the holders of the shares of Series A Preferred Stock then outstanding first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of such Series A Preferred Stock. No dividends have been declared or paid on the Company's preferred stock.

Liquidation Preference: In the event of any liquidation, dissolution, or winding-up of the Company, the holders of shares of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution of its stockholders before any payment is made to the common stockholders. In the event of a deemed liquidation event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution of its stockholders before any payment is made to the common stockholders.

Voting: The holders of Series A Preferred Stock shall have no voting, approval, or consent rights.

Apis Cor Inc.

Notes to Financial Statements
December 31, 2024 and 2023

Note J – Stockholders' Equity (Deficit) (continued)

In March 2024, the Company issued 272,917 shares of Series A Preferred Stock to a strategic investor in exchange for advisory services. The Company recognized professional fee expense of $218,333 for the year ended December 31, 2024.

Series X Preferred Stock

On December 1, 2023, the Company authorized the creation of Series X preferred stock (the "Series X") with 400,000 preferred stock from the unissued preferred stock authorized designated as Series X with certain conversion features and no rights to voting or dividends. Key events that will cause conversion of these agreements into future equity include the following:

Qualified Financing: With respect to each share of Series X issued by the Company, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Company consummates a Qualified Financing, such share shall automatically convert into one share of Common Stock of the Company, effective immediately prior to the effective closing of such Qualified Financing.

Change of Control: With respect to each share of Series X Preferred Stock issued by the Company, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Company consummates a Change of Control, such share shall automatically convert into one share of Common Stock of the Company, effective immediately prior to the effective date of such Change of Control.

Reclassification: Upon any reclassification, exchange, substitution, conversion or other event that results in a change of the number and/or class of the equitable securities issuable upon conversion of shares of Series X, the holder thereof shall been entitled to receive, upon conversion, the number and kind of securities and property, having substantially the same market value and rights, preferences, powers, privileges, restrictions, qualifications and limitations that holders of Series X would have received if Series X had been converted immediately before such event, as determined by the board of directors in its sole discretion.

Liquidation, Dissolution or Winding Up: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series X then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount equal to $0.01 per share.

In January 2024, the Company issued 302,154 shares of Series X Preferred Stock at $0.01 per share. As of December 31, 2023, the Company had no shares issued of Series X Preferred Stock.

Stock Issuances – Regulation A+ Offering

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the "Reg A+ Offering"). The Offering permits the Company to offer and sell 35,000,000 shares of common stock at a purchase price of $1.00 per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this Reg A+ Offering. No shares were sold for the years ended December 31, 2024 and 2023. This offering closed in February 2024.

Stock Issuances – Regulation Crowdfunding Offering

During 2022 the Company launched a Regulation Crowdfunding offering (the "Reg CF Offering") to sell up to $5,000,000 in equity financing through the sale of up to 5,000,000 shares of its common stock at a purchase price of $1.00 per share. The Reg CF Offering also provided for investment incentives and bonuses of additional bonus shares and physical good perks offered to investors based on the elapsed time of offering and amount invested.

Note J – Stockholders' Equity (Deficit) (continued)

In connection with the Reg CF Offering, the Company entered into an agreement with a funding portal for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the offering with 6% of the net proceeds held in escrow for up to six months following the close of the offering. As of December 31, 2024 and 2023, respectively, deposits for the Reg CF Offering held totaled $0 and $30,956 and are recorded in other current assets in the financial statements. The funding portal is also to receive 3% commission paid in equity at the same rate as the Reg CF Offering upon completion of the offering after final proceeds are determined.

The Company issued 53,208 shares of common stock in February 2024 to the funding portal in payment of commissions earned related to the Reg CF Offering.

In February 2024, the Company launched a Regulation Crowdfunding offering (the "2024 Reg CF Offering") to sell up to $3,621,492 in equity financing through the sale of up to 2,463,000 shares of its common stock at a purchase price of $1.47 per share. In connection with the 2024 Reg CF Offering, the Company entered into an agreement with a funding portal for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the 2024 Reg CF Offering with 6% of the net proceeds held in escrow for up to six months following the close of the 2024 Reg CF Offering. As of December 31, 2024, deposits for the 2024 Reg CF Offering held totaled $41,816 and are recorded in other current assets in the financial statements. The funding portal is also to receive 3% commission paid in equity at the same rate as the 2024 Reg CF Offering upon completion of the offering after final proceeds are determined.

During 2024 and 2023, respectively, the Company issued 562,041 and 1,902,403 shares of common stock under the 2024 Reg CF Offering and Reg CF Offering, including bonus shares of 60,344 and 128,530, for net proceeds after platform commissions and related costs, of $619,324 and $1,606,208 and recognized $118,170 and $167,665 of related offering costs.

Note K – Stock Option Plan

In September 2021, the Company established the 2021 Equity Ownership Plan (the "2021 Plan"). The purpose of the plan is to attract and retain the services of selected employees, officers, managers, advisors and other key contributors to the Company and believes that the 2021 Plan will encourage the participants to contribute materially to the Company's growth, thereby benefiting its shareholders, and will align the economic interests of the participants with those of the shareholders. The maximum number of shares that may be the subject of awards under the 2021 Plan shall be equal to ten percent (10%) of the outstanding capital stock of the Company, on a fully converted basis.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility has been estimated based on the historical volatility of an industry sector index. The expected life of options granted is derived from the termination date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were used to determine the fair value of the stock options for the years ended December 31:

	2024	2023
Estimated fair value of underlying stock at grant date	$0.00001 - $1.00	$0.00001 - $1.00
Exercise price	$0.00001 - $1.00	$0.00001 - $1.00
Expected life	10 years	10 years
Risk-free interest rates	1.52% - 4.04%	1.52% - 3.72%
Volatility	0% - 102.8%	0%

Note K – Stock Option Plan (continued)

Total stock-based compensation charged to operations for option-based arrangements amounted to $32,982 and $740 for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, respectively, there was approximately $194,073 and $50,611 of unrecognized stock-based compensation expense.

A summary of the status of the Company's outstanding stock options as of December 31 and changes during 2024 and 2023 are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2023	4,174,930	$ 0.00959
Granted	565,000	1.00000
Exercised	-	-
Forfeited	(430,000)	(1.00000)
Outstanding at December 31, 2023	4,309,930	0.04061
Granted	27,405,000	0.00718
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2024	31,714,930	0.86962

A summary of the status of the Company's outstanding stock options as of December 31, 2024 is as follows:

Exercise Price	Shares	Contractual Life (Years)
$0.00001	4,134,930	6.75
$1.00000	180,000	8.26
$0.00700	27,400,000	9.76
$0.86962	31,714,930	9.36

Note L – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the years ended December 31, 2024 and 2023, respectively, since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Significant components of the Company's net deferred tax assets are as follows as of December 31:

	2024	2023
Net operating loss carry forward	$ 1,435,173	$ 1,003,929
Research and development	166,342	106,881
Property and equipment	162,200	(91,547)
Valuation allowance	(1,763,715)	(1,019,263)
Net deferred tax asset	$ -	$ -

At December 31, 2024 and 2023, the Company had federal net operating loss carryforwards of approximately $7,981,000 and $5,927,000, respectively. The federal net operating loss may be carried forward indefinitely but is limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company's federal and state blended tax rate was 21.00% for the years ended December 31, 2024 and 2023.

Note L – Income Taxes (continued)

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2024 and 2023.

Note M – Operating Leases

Starting on April 1, 2021, the Company leases manufacturing space in Melbourne, Florida from an unrelated party with monthly base payments of approximately $7,280 plus variable lease costs including applicable sales taxes and common area maintenance costs subject to change at the beginning of each calendar year to make equal to the actual costs for the previous calendar year. The lease matures in April 2024. The base rent is subject to a fixed increase every year of approximately 3%. The Company has exercised its option to extend the lease term 18 months through October 2025 at materially same terms.

On March 20, 2023, the Company entered into a 36-month operating lease agreement to increase its manufacturing space by 1,814 sq ft. Monthly payments consist of fixed base payments of approximately $3,118 plus variable costs including sales tax and a pro rata share of common area maintenance charges which may be adjusted for the landlords operating costs at the beginning of each calendar year each.

The ROU assets as of December 31 are summarized below:

	2024	2023
Operating lease ROU assets	$ 517,173	$ 334,020
Less: Accumulated reduction	(374,085)	(206,728)
Balance of ROU assets	$ 143,088	$ 127,292

Operating lease liabilities related to the ROU asset as of December 31 are summarized below:

	2024	2023
Operating lease liabilities	$ 517,173	$ 334,020
Reduction of lease liabilities	(369,864)	(223,410)
Balance of lease liabilities	$ 147,309	$ 110,610

The components of lease expense for the years ended December 31 were as follows:

	2024	2023
Operating lease cost	$ 305,662	$ 187,695

The maturities of lease liabilities were as follows as of December 31, 2024:

Years Ending December 31,	Amount
2025	$ 144,901
2026	9,199
Future minimum lease payments	154,100
Less: imputed interest	(6,791)
Present value of lease payments	147,309
Less: current portion of lease liabilities	(138,261)
Operating lease liabilities, net of current portion	$ 9,048

Apis Cor Inc.

Notes to Financial Statements
December 31, 2024 and 2023

Note M – Operating Leases (continued)

Weighted average remaining lease terms were as follows as of December 31, 2024:

Operating leases	1.04 years

Weighted average incremental borrowing rates were as follows as of December 31, 2024:

Operating leases	8.58%

Note N – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note O – Subsequent Events

Subsequent to the date of the balance sheet, the Company issued an additional $120,000 of SAFE agreements with terms similar to those described in Note H.

Subsequent to the date of the balance sheet, the Company received $25,000 in customer deposit for an equipment reservation.

Subsequent to the date of the balance sheet, the Company issued 111,935 shares of common stock under the Offering, including bonus shares of 8,251 for net proceeds $144,033 after platform commissions, related costs and escrows.

Subsequent to the date of the balance sheet, the Company raised $250,000 in convertible notes payable with a 12-month term and 15% interest rate.

Subsequent to the date of the balance sheet, the board decided to terminate the employment agreement with CEO, Stefan Safko, on February 28, 2025. Mr. Safko had an obligation under the contract to serve for 60 days, but he resigned immediately. Mr. Safko filed a claim with the State of California, State Labor Commissioner for $29,229 for unpaid wages, unreimbursed business expenses, damages and penalties on March 17, 2025. The Company is currently evaluating the impact caused by Mr. Safko's resignation and the damages that may result to the company and its shareholders. The Company is actively defending its claim, and it has not accrued for it. Anna Cheniuntai has returned to the position of CEO following Mr. Safko's resignation.

Subsequent to the date of the balance sheet, the Company drew $33,000 from their Line of Credit with terms similar to those described in Note F.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 29, 2025, the date the financial statements were available for issuance, and determined that the following items required disclosure.

CERTIFICATION

     I, Anna Cheniuntai, Principal Executive Officer of Apis Cor Inc., hereby certify that the financial statements of Apis Cor Inc. included in this Report are true and complete in all material respects.

Anna Cheniuntai

CEO